Free Writing Prospectus dated February 7, 2018

Relating to Preliminary Prospectus dated January 29, 2018

Filed Pursuant to Rule 433 under the Securities Act of 1933

Registration No. 333-222509

Victory Capital Holdings, Inc.

This free writing prospectus relates only to, and should be read together with, the preliminary prospectus dated January 29, 2018 (the “Preliminary Prospectus”) included in Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-222509) relating to the initial public offering of the Class A common stock of Victory Capital Holdings, Inc. (“we” or the “Company”), which may be accessed through the following link:

https://www.sec.gov/Archives/edgar/data/1570827/000104746918000462/a2234349zs-1a.htm

On February 7, 2018, the Company filed Amendment No. 3 to the Registration Statement on Form S-1, to which this communication is related and which may be accessed through following link:

https://www.sec.gov/Archives/edgar/data/1570827/000104746918000638/a2234473zs-1a.htm

This free writing prospectus updates and supplements the Preliminary Prospectus and should be read together with the Preliminary Prospectus included in the Registration Statement. Capitalized terms used, but not defined, herein have the meanings set forth in the Preliminary Prospectus.

Use of proceeds/Concurrent proposed debt refinancing

As described in the Preliminary Prospectus, we intend to use the net proceeds from this offering, together with cash on hand, to repay a portion of the outstanding loans under our existing credit agreement. We intend to concurrently refinance the remaining portion of those outstanding loans with the Proposed Debt Refinancing described in the Preliminary Prospectus. To the extent that, as a result of market conditions, the net proceeds from this offering are less than the $191.4 million we estimated for purposes of the Preliminary Prospectus, we would have more debt outstanding under our existing credit agreement after this offering, and the amount of the new debt we incur to refinance that outstanding debt would increase.

We expect that the principal amount of seven-year term debt incurred in the Proposed Debt Refinancing could increase from the $300.0 million used for purposes of the pro forma adjustments in the Preliminary Prospectus to up to approximately $350.0 million, depending on the amount of net proceeds from this offering. We expect that the interest rate on the new debt will be LIBOR plus 275 basis points (4.32% based on one-month

LIBOR at December 31, 2017), as compared to LIBOR plus 325 basis points (4.82% based on one-month LIBOR at December 31, 2017), the assumed interest rate we used for purposes of the pro forma adjustments in the Preliminary Prospectus.

To the extent the amount of our debt after the offering increases from the $300.0 million we estimated in the Preliminary Prospectus, there would be a decrease to the amount of estimated savings in pro forma interest expense and other financing costs based on the amount of such increase in debt.

Conforming changes are deemed made wherever applicable in the Preliminary Prospectus to reflect any decrease in the amount of net proceeds from this offering and the increase in our debt described above.  Appropriate conforming changes will be reflected in the final prospectus relating to this offering.

The Company has filed a registration statement (including a preliminary prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, a copy of the prospectus may be obtained from: J.P. Morgan, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by calling toll-free at (866) 803 9204; BofA Merrill Lynch, Attention: Prospectus Department, 200 North College Street, 3rd Floor, Charlotte, NC 28255-0001, or via email: dg.prospectus_requests@baml.com; or Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014.